LAW OFFICES OF

DERENTHAL & DANNHAUSER LLP

1999 HARRISON STREET, 26th Floor

OAKLAND, CALIFORNIA 94612

(510) 350-3070

FACSIMILE: (510) 834-8309

February 9, 2012

BY EDGAR AND FACSIMILE

Ms. Pamela A. Long

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ATEL Growth Capital Fund 8, LLC (the “Company”)
Pre-Effective Amendment No. 1 to
Registration Statement on Form S-1
SEC File No. 333-178629

Dear Ms. Long:

Concurrently with this letter, we are filing pre-effective amendment no. 1 to the above referenced registration statement.

This letter includes our supplemental responses to the comments in your letter of January 13, 2012, addressed to Dean Cash. The numbered paragraphs set forth below correspond to the numbered comments in your letter. References to revised language in the prospectus and registration statement are to pre-effective amendment no. 1.

General

1.	This will confirm that, prior to requesting effectiveness of the registration statement, we will have the FINRA Corporate Financing Department reviewer contact the Staff to confirm that it has completed its review and has no objections to the underwriting arrangements, or, alternatively, we will forward to the Staff the FINRA “no objections” letter.

2.	For the reasons discussed below, the registrant does not believe that this risk is of such material significance as to warrant cover page emphasis.

Ms. Pamela A. Long

February 9, 2012

It is our assumption that the comment intends to address the risk of investors incurring a tax liability in excess of cash “distributions” (and not “contributions”) in a given year. The registrant does not see any circumstances in which an investor could possibly incur a tax liability in excess of cash contributions in a particular year. However, it is theoretically possible, though highly unlikely, that an investor might incur taxable income in excess of cash distributions received for the period in which the tax liability is incurred, because the Fund is a tax pass through and taxable income is not based on cash distributions, and the Fund could, in theory, have distributions in early years in excess of taxable income and taxable income in later years in excess of distributions. However, as noted, such a possibility is not likely ever to occur given the structure and investments of this Fund, and the absence of any anticipated accelerated depreciation or other non-cash deductions makes it even less likely than in programs owning and leasing equipment. In any event, should such a phenomenon occur, it would not necessarily reflect an adverse investment result, as the investor would, under such circumstances, have received substantial prior distributions on a tax deferred basis, resulting in a benefit from the time value of such cash distributions.

Based on the historical results of similar prior programs, cash distributions to holders for each tax year are expected to exceed each holder’s net taxable income from an investment in the Fund for the period, so such distributions are also expected to exceed the holder’s tax liability derived from ownership of Units for each year throughout the life of the Fund, as that tax liability would be only a portion of the amount of taxable income for the year. In the event that distributions to holders do not exceed net taxable income for a year, the Manager would evaluate the availability of cash and the impact on the Fund of making a catch-up distribution from cash flow or reserves in the subsequent year based upon a review of the preceding year’s tax return. This review would typically occur during April of the subsequent year, and the ability to make such catch up distributions would thus reduce further the possibility of any tax liability exceeding cash distributions available to defray the liability.

For the foregoing reasons, the registrant believes that, while the risk of tax liability in excess of distributions is a theoretically possible event warranting a minor risk factor disclosure, it is not sufficiently material to warrant cover page emphasis or more prominent placement under “Risk Factors.” As the Staff has noted in its Release 33-6900, the inclusion of more remote risks on the cover page will detract from the appropriate emphasis on the most material risks of an investment.

3.	See the revision on the cover page. It now reads verbatim as set forth in Item 501(b)(7) Example A.

Summary of the Offering

4.	See the revised language under “Summary of the Offering – Plan of Distribution.”

Ms. Pamela A. Long

February 9, 2012

Conflicts of Interest

5.	See the revision under “Conflicts of Interest.”

Prior Performance Summary

6.	See the added paragraph under “Prior Performance Summary.”

Income, Losses and Distributions

Return of Unused Capital

7.	See the revision under this discussion. No prior program has ever failed to commit its net offering proceeds to investments within similar time frames. Given the nature of the market for the Fund’s portfolio investments and the sponsor’s experience in these markets, the Manager and the Fund do not anticipate that the Fund will have any likelihood that it will fail to commit offering proceeds to investment. If it were to do so, however, it would distribute any such amounts promptly upon making the necessary calculations and determinations, likely at the time of the next succeeding regular distribution. “Promptly” should be understood to mean as expeditiously as may be reasonable and practicable upon calculating the amounts to be so returned.

Management’s Discussion and Analysis of Financial Condition

8.	See the revised language under this caption.

Plan of Distribution

Selling Compensation and Certain Expenses

9.	See the revisions in the cited section

Investments by Certain Persons

10.	We would note that, as disclosed in Item 15 of Part II of the registration statement, 50 Units were issued to the Manager of the registrant for organizational purposes.

We hereby otherwise confirm that:

•	no offers were made prior to the filing of the registration statement;
•	subsequent offers will be made only with the prospectus; and
•	no funds have or will be committed or paid prior to effectiveness of the registration statement.

Ms. Pamela A. Long

February 9, 2012

Reports to Holders

11.	The dates are established as 30 days following the filing date for the registrant’s annual reports and 15 days following the filing dates for the registrant’s quarterly reports in order to provide time for preparation of a Manager’s letter and the printing, assembly and mailing of report packages to Unit holders for each annual and quarterly report to investors. We would note that, in all cases, the periodic reports will be posted on the sponsor’s web site promptly upon electronic filing with the SEC, which will be not more than 90 days following the end of the fiscal year and 45 days following the end of each of the first three fiscal quarters of each year.

Supplemental Sales Literature

12.	We will submit all supplemental sales materials to the Staff prior to use. We submit with a hard copy of this letter a proposed sales brochure and PowerPoint presentation, each of which will be accompanied or preceded by delivery of a prospectus. No other supplemental sales materials are currently prepared. We acknowledge the standards for such materials recited in the comment.

Financial Statements

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies

Subsequent Events

13.	See the revised Note 2 to the Financial Statements.

Exhibit A

Prior Performance Information

Table I – Experience in Raising and Investing Funds

14.	See revised Table I.

15.	See revised Table I.

Ms. Pamela A. Long

February 9, 2012

Table II – Compensation to the Manager

16.	The cited elements of Table II that require a statement of the gross amounts generated from operations and amounts paid to the sponsor from operations, and then separately break out gross amount of sales and refinancing proceeds before payments to the sponsor and amounts paid out of such proceeds to the sponsor, are directly applicable to the real estate programs for which Guide 5 was initially drafted. In an equipment leasing program or equipment acquisition financing program such as those for which information is presented, separate break out of sale and refinancing proceeds is neither appropriate nor material to investors.

Real estate programs invest in a limited number of properties, each of which may be considered a unique asset and may be viewed as a separate business operation. Equipment leasing and asset finance programs acquire or finance a large number of items of personal property which, although not fungible, are not considered unique, or separate business operations, but instead are distinguished primarily by the financing customer’s contractual commitments to pay lease or loan payments and the credit quality of the customer.

In real estate programs, the economic results for the program and corresponding compensation to the sponsor may come from two distinctly different elements: (1) leasing or property operation revenues generated from one or more real property investments during the holding period for those major individual real estate assets, during which period the sponsor may receive property management fees, leasing fees, expense reimbursements, and program management fees; and (2) sale or refinancing proceeds from significant capital transactions in which the program extracts capital gains from equity built up by capital appreciation during the course of the holding period, from which the sponsor may receive entirely different types and amounts of compensation in the form of real estate sales commissions, incentive fees and other types of compensation based on the increase in value of the assets.

In a leasing program, the assets are not held for any capital appreciation, but conversely are personal property with limited useful lives and values expected to depreciate over the holding period, in some cases to little or no residual value and in other cases to some fraction of their original value. Residual values may be an important element in determining the return on the overall investment, and whether prior distributions of operating revenues remain only a return of capital or represent investment income. The far more significant source of potential return is expected to be the revenues from initial leases and from renewal or re-leasing of the equipment. The residual value is just that, the leftover value when the primary value has been obtained from lease revenues. No capital appreciation is expected from which gains on sale can be realized or from which refinancing can be used to extract built up equity.

Ms. Pamela A. Long

February 9, 2012

Acquisition financing programs such as this sponsor’s prior private programs and the current Fund are similarly not anticipated to provide capital appreciation as a primary benefit. These programs investments consist of financing transactions with no remaining value once the term of the loan or other financing is complete. The return is created by the repayment of principal and interest. They may generate some gains to the extent that equity rights are acquired and become valuable, but that is a potential return enhancement, not the source of the basic return of and return on investment.

Because of these distinct differences between the real estate programs for which Guide 5 and the table formats in its Appendix II were initially drafted, and equipment finance programs for which they are used by analogy, a number of format changes are required, particularly in the acquisition and disposition tables, but also in the other tables. One of those is treating all of the revenues as operating revenues, because all of the revenues of an equipment financing program are essentially similar in nature, whether from initial leases, subsequent new or renewal leases or asset dispositions. Consistent with the nature of the operations and revenues of these equipment finance programs, the current and prior programs do not have the variety of fees for different services typical in real estate programs. Instead, each of the sponsor’s prior programs typically has just an Asset Management Fee based on gross operating revenues (from whatever sources) and Carried or Promotional Interests as a share of distributions to investors (from whatever sources). These fees compensate the sponsor for activities in managing the acquisition, leasing, operational management and disposition of the assets, which are all ongoing through the life of the program and not as clearly distinguished as are the separate functions of real estate acquisition, property management and property disposition in a real estate program.

For the foregoing reasons, the compensation paid by prior equipment finance programs is most clearly presented in the Table II by stating the total amount of operating revenues generated prior to compensation and payments to the sponsor and the amounts, in the stated line items, paid to the sponsor out of such gross operating revenues.

17.	See the revised Table II.

Table V – Acquisition of Equipment and Notes Receivable by Prior Programs

18.	See the revised Table VI. The registrant has changed the order of presentation of the tables to correspond to Guide 5, so the Acquisition table is now Table VI as in Appendix II to Guide 5, and the Disposition table is now Table V.

As noted by footnote, equipment lease schedules and acquisition loan facilities are often funded over a period of time. In those cases, the program will enter into a lease commitment or loan commitment specifying the amount committed by the program, the permitted uses of the committed capital and other terms. Then the lessee or borrower will draw down on that lease or loan commitment over a period of time, with multiple closings funding the lease or acquisition of multiple assets meeting the criteria in the commitment. As a result, no single “acquisition” date can be given in this table, so the initial funding date is provided.

Ms. Pamela A. Long

February 9, 2012

Table VI – Sales or Disposals of Equipment

19.	See the revised Table V (the Table VI from the initial filing, reversed in order as noted above). As also noted above, the transactions often involve multiple units of equipment, so for purposes of tabular presentation the final disposition date has been used.

Part II – Undertakings

20.	The Units being issued by the registrant are not represented by any certificate but only by book entry in the registrant’s books and records, so no delivery of certificates will be made for delivery by the underwriter and this undertaking should not be deemed applicable to the registrant.

Exhibits

21.	See added Exhibit 3.2.

This letter is accompanied by a letter from the registrant acknowledging the matters set forth as the bullet point “Tandy” representations requested in your letter.

Please contact me with any further questions or comments you may have concerning this filing.

Very truly yours,

/s/ Paul J. Derenthal
Paul J. Derenthal

cc:	Mr. Rufus Decker, Accounting Branch Chief
Ms. Nudrat Salik, Staff Accountant
Ms. Sherry Haywood, Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
Facsimile: (202) 772-9292

Mr. Dean L. Cash
Mr. Paritosh Choksi
Mr. Samuel Schussler
Vasco Morais, Esq.